             [CENTRAL ILLINOIS PUBLIC SERVICE COMPANY LETTERHEAD]

                             607 East Adams Street
                          Springfield, Illinois  62739
                        (217) 523-3600 - (217) 525-5311

                               December 31, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

ATTN:   Document Control - EDGAR


    Re:  Central Illinois Public Service Company
         Form S-8 Registration Statement
         (Central Illinois Public Service Company - Employee Long-Term Savings Plan,
         Employee Long-Term Savings Plan - IUOE No. 148 and Employee
         Long-Term Savings Plan - IBEW No. 702)
         Reg. Nos. 33-29384; 33-31475

Ladies and Gentlemen:

        Pursuant to mergers to be effective on the date of this letter (the "Mergers"), CIPSCO Incorporated will be merged into Ameren Corporation and Central Illinois Public Service Company will become a wholly-owned subsidiary of Ameren Corporation. The Mergers are described in the Form S-4 Registration Statement of Ameren Corporation filed with the Securities and Exchange Commission on November 13, 1995 (Reg. No. 33-64165) and in the Current Report on Form 8-K of Ameren Corporation to be filed following the Mergers. Following the Mergers, the securities offered under the above-described Plans will consist of Common Stock of Ameren Corporation and related Plan interests, and Common Stock of CIPSCO Incorporated will no longer be offered under such Plans. The securities to be offered under such Plans will be registered under the Securities Act of 1933 on Form S-8 by Ameren Corporation immediately following the Mergers.

        Accordingly, pursuant to Rule 477 under the Securities Act of 1933, Central Illinois Public Service Company hereby applies for the withdrawal of the above- captioned Registration Statements.

                                                 Very truly yours,

                                                 Central Illinois Public
                                                 Service Company



                                                 By:          W. A. Koertner
                                                      -------------------------
                                                 Its         Vice President